Exhibit 99.1

Aesthetic Medical International Holdings Group Limited Announces Changes in its Committee Composition

Shenzhen, China, March 30, 2021 (GLOBE NEWSWIRE) — Aesthetic Medical International Holdings Group Limited (Nasdaq: AIH) (the “Company” or “AIH”), a leading provider of aesthetic medical services in China, today announced that Mr. Tsang Eric Chi Wai has resigned from the audit committee (the “Audit Committee”), the compensation committee (the “Compensation Committee”) and the nominating committee (the “Nominating Committee”) of the Company’s board of directors (the “Board”) while remaining as a director on the Board; Mr. Xue Hongwei has resigned as the chair of the Nominating Committee while remaining as a member of the Nominating Committee; and Mr. Lu Feng has resigned as the chair of the Compensation Committee while remaining as a member of the Compensation Committee and as a member of the Nominating Committee. Their resignations from these committees did not result from any disagreement with the Company.

To fill the vacancies, Dr. Zhou Pengwu, the chairman of the Board, will join the Nominating Committee as its chair, and Ms. Cathy Peng, an incumbent director, will join the Audit Committee and the Nominating Committee as a member and the Compensation Committee as its chairwoman.

About Aesthetic Medical International Holdings Group Limited

AIH, known as “Peng’ai” in China, is a leading provider of aesthetic medical services in China. AIH operates through treatment centers that spread across major cities in mainland China, with presence in Hong Kong and Singapore. Leveraging over 20 years of clinical experience, AIH provides one-stop aesthetic service offerings, including surgical aesthetic treatments, non-surgical aesthetic treatments, and general medical services and other aesthetic services. According to certain third-party industry consultant, AIH was the third largest private aesthetic medical services provider in China in terms of revenue in 2018. For more information regarding the Company, please visit: https://ir.aihgroup.net/.

Safe Harbor Statement

This press release contains “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties and others that relate to the Company’s business and financial condition are detailed from time to time in the Company’s SEC filings, and could cause the actual results to differ materially from those contained in any forward-looking statement. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements, except as required under applicable law.

Investor Relations Contact

For investor and media inquiries, please contact:

Aesthetic Medical International Holdings Group Limited
Email: ir@pengai.com.cn

Ascent Investor Relations LLC
Ms. Tina Xiao

Tel: (917) 609-0333
Email: tina.xiao@ascent-ir.com